Exhibit 2.2

CONTINGENT VALUE RIGHTS AGREEMENT

by and among

BAUSCH HEALTH AMERICAS, INC.

and

[RIGHTS AGENT]

Dated as of [⚫], 2025

i

ii

Index of Defined Terms

Acting Holders	2
Advisor	2
Advisory Fee	2
Agreement	1
Applicable Milestone Payment	8
Assignee	20
Cash Amount	1
Company	1
Company Equity Award CVR	2
Company Equity Award Milestone Payments	8
Company Sale	2
Company Shares CVR	2
CVR Register	7
CVRs	2
DGCL	1
DTC	2
First Commercial Sale	2
Force Majeure Event	22
Holder	2
Independent Accountant	15
Marketing Authorization Approval	2
Merger	1

Merger Agreement	1
Merger Sub	1
Milestone	2
Milestone Notice	8
Milestone Notice Date	3
Milestone Payment	3
Net Sales	3
Net Sales Milestone #1	4
Net Sales Milestone #2	4
Net Sales Milestones	4
Net Sales Statement	4
Non-Achievement Notice	15
Officer’s Certificate	5
Parent	1
Payor	9
Permitted Transfer	5
Product	5
Purchaser	3
Retention Plan	5
Review Request Period	15
Rights Agent	1
Selling Entity	5
Term	5

iii

CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [⚫], 2025 by and between Bausch Health Americas, Inc., a Delaware corporation (“Parent”), and [⚫], a [⚫], as Rights Agent (the “Rights Agent”).

WHEREAS, Parent, BHC Lyon Merger Sub, Inc., a Delaware corporation and a direct or indirect wholly owned Subsidiary of Parent (“Merger Sub”), DURECT Corporation, a Delaware corporation (the “Company”) and solely for purposes of Section 6.10 of the Merger Agreement, Bausch Health Companies Inc., a corporation organized under the laws of British Columbia (“Parent Guarantor”), have entered into that certain Agreement and Plan of Merger, dated as of July 28, 2025 (as it may be amended, the “Merger Agreement”). Capitalized terms are defined on the pages of this Agreement identified in the Index of Defined Terms, or if not defined in this Agreement, such terms are defined in the Merger Agreement.

WHEREAS, pursuant to the Merger Agreement, (a) Parent has agreed to cause Merger Sub to commence the Offer to acquire all of the outstanding Company Shares for (i) $1.75 per Company Share, to the holder of such Company Share in cash, without interest thereon (the “Cash Amount”), plus (ii) one CVR, and (b) as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will survive the Merger as a direct or indirect wholly owned Subsidiary of Parent, all upon the terms and subject to the conditions set forth in the Merger Agreement.

WHEREAS, pursuant to the Merger Agreement, in each of the Offer and the Merger, Parent has agreed to provide to the holders of Company Shares (other than holders of Canceled Company Shares and Dissenting Company Shares), that are outstanding as of immediately prior to the Effective Time, in the case of each of clauses (a) and (b), the right to receive contingent cash payments under the terms and conditions of this Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the Transactions, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1. DEFINITIONS

Section 1.1. Defined Terms.

“Acting Holders” means, at the time of determination, Holders of not less than 25% of the outstanding CVRs as set forth on the CVR Register.

“Advisor” means Locust Walk Securities, LLC.

“Advisory Fee” means (a) with respect to Net Sales Milestone #1, $3,000,000 and (b) with respect to Net Sales Milestone #2, $5,120,671.99; provided that in each case the Advisory Fee will be subject to the reduction contemplated by that certain letter agreement, dated as of July 28, 2025, by and among the Company, the Advisor and Parent.

“Company Sale” means the sale, transfer, conveyance, exclusive license, or other disposition by Parent or any of its Subsidiaries (including the Surviving Corporation) to a third party of all or substantially all of the Product portfolio.

“Company Shares CVR” means a CVR received by a Holder in respect of a Company Share.

“CVRs” means the contractual rights of Holders to receive contingent cash payments under the terms and conditions of the Merger Agreement and this Agreement.

“DTC” means The Depository Trust Company or any successor entity thereto.

“First Commercial Sale” means the date of the first invoice for commercial quantities of the Product sold to a third party by a Selling Entity in the United States after Marketing Authorization Approval in the United States, provided that the following shall not constitute a First Commercial Sale: (a) any sale between or among Selling Entities for subsequent sale to a third party, (b) any use of the Product in clinical trials, non-clinical studies or other research or development activities, or (c) the disposal or transfer of the Product as a free sample or for a bona fide charitable purpose, including for any compassionate use or as “named patient sales” that are sold at or below Buyer’s or its Affiliate’s or sublicensee’s, as applicable, cost.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Marketing Authorization Approval” means, with respect to a pharmaceutical product, any regulatory approval, licensure, or authorization granted by the FDA, where such approval, licensure or authorization is sufficient for the recipient to commence marketing or selling such pharmaceutical product in the United States, which includes any accelerated approval or emergency use authorization.

“Milestone” means each of the Net Sales Milestones.

“Milestone Notice Date” means with respect to each Net Sales Milestone, the date that is 90 days following the last day of the calendar year in which the applicable Net Sales Milestone occurs or is achieved.

“Milestone Payment” means each of the following, as the context so requires:

(a) With respect to Net Sales Milestone #1, (i) $100,000,000, minus (ii) the applicable portion of the Retention Bonus (if any) actually paid to Participants pursuant to the terms of the Retention Plan in respect of Bonus Pool Amount Milestone #1 upon an Achievement Date (each, as defined in the Retention Plan).

(b) With respect to Net Sales Milestone #2, (i) $250,000,000, minus (ii) the applicable portion of the Retention Bonus (if any) actually paid to Participants pursuant to the terms of the Retention Plan in respect of Bonus Pool Amount Milestone #2 upon an Achievement Date (each, as defined in the Retention Plan).

It being understood that, for the avoidance of doubt, any Milestone Payment will only be due once, if at all, and with respect to the achievement of a particular Net Sales Milestone, regardless of whether Net Sales exceed the applicable threshold in more than one calendar year.

“Net Sales” means the amount of gross sales of the Product billed or invoiced by all Selling Entities to any third party purchaser (a “Purchaser”) in an arm’s-length transaction, less the following deductions:

(a) returns (including allowances actually given for spoiled, damaged, expired, rejected, returned Product sold, return reserves, withdrawals, and recalls);

(b) customary trade promotional, allowances, included but not limited to, credits, rebates and administration fees (including billing errors, price reductions, price adjustments, co-pay reduction programs, rebates to social and welfare systems, rebates to buying groups, healthcare insurance carriers, wholesalers, pharmacy benefit programs and similar organizations, chargebacks, government mandated rebates, and similar types of rebates (e.g., Medicaid, Medicare, etc.));

(c) volume, quantity, and cash discounts;

(d) costs of packing, transportation, delivery, shipping, and transportation insurance;

(e) Taxes (including value added or sales Taxes, import, use, excise, taxes, tariffs and duties (including customs duties), and other Taxes directly imposed upon and paid with respect to such sales, excluding any Taxes on income or profits and franchise Taxes);

(f) amounts recorded as uncollectible to the extent consistent with the Selling Entities’ business practices for its other products;

(g) amounts invoiced by any distributor of any Selling Entity acting as a distributor to the extent such amounts would result in double-counting of Net Sales; provided, however, that the initial arm’s-length sale of Product not otherwise counted as Net Sales by a Selling Entity to a third-party distributor will be included in Net Sales;

(h) the transfer of any Product between or among any Selling Entities; provided, however, that if any such transferred Product not otherwise counted in Net Sales is subsequently sold to a third party in an arm’s-length transaction, such subsequent sale will be included in Net Sales; and/or

(i) in respect of sales outside the United States, deductions in the applicable jurisdiction that are substantially similar to deductions otherwise set forth in clauses (a) through (h), above, but because of local applicable law, practices and customs may not conform in terminology to the deductions set forth in the said clauses (a) through (f); and

in each case, as accounted for in accordance with GAAP consistently applied. Any of the deductions listed above that involves a payment by Selling Entities will be taken as a deduction in the calendar quarter in which the payment is accrued by such entity in the ordinary course of business, and if such accrual is reversed a corresponding credit will be made to Net Sales in the calendar quarter in which the reversal is made. Deductions pursuant to subsection (f) above will be taken in the calendar quarter in which such sales are no longer recorded as a receivable. For purposes of determining Net Sales, Product will be deemed to be sold when billed or invoiced and a “sale” will not include transfers or dispositions for charitable, promotional, pre-clinical, clinical, regulatory or governmental purposes to the extent no amount is received by Selling Entities in connection therewith. Without derogation to the foregoing, a “sale” will include any transfer or other disposition for consideration, and Net Sales will include the fair market value of all consideration received by the Selling Entities in respect of any sale of the Product, whether such consideration is in cash payment, in kind, or in any other form.

“Net Sales Milestones” means each of the following, as the context so requires:

(a) The achievement of aggregate worldwide annual Net Sales of the Product of at least $500,000,000 in any one calendar year (“Net Sales Milestone #1”).

(b) The achievement of aggregate worldwide annual Net Sales of the Product of at least $1,000,000,000 in any one calendar year (“Net Sales Milestone #2”).

“Net Sales Statement” means, for any given calendar year, a written statement of Parent, certified by the Chief Financial Officer of Parent, setting forth with reasonable detail (a) the applicable calculation of Net Sales for such calendar year (including a reasonably detailed break-down of all permitted deductions), and (b) to the extent that sales for the Product are recorded in currencies other than U.S. dollars during such calendar year, the exchange rates used for conversion of such foreign currency into U.S. dollars in accordance with Parent’s standard currency conversion practices for financial reporting, consistently applied.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer, or the secretary, or any other officer, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (c) pursuant to an Order, (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation, or termination of any corporation, limited liability company, partnership, or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC, or (f) as provided in Section 2.5.

“Product” means larsucosterol (5-cholesten-3ß, 25-diol 3-sulfate sodium salt) together with methods of using the same, including, without limitation, larsucosterol for the treatment of alcohol-associated hepatitis.

“Retention Plan” means the “Durect Corporation Retention Plan”, effective as of [⚫], 2025, of the Company.

“Selling Entity” means Parent, any Assignee, and each of their respective Affiliates, licensees, sublicensees, and agents with respect to rights to develop or commercialize the Product, and any direct or indirect transferee, successor, or assignee of the rights to sell the Product of any of the foregoing (but not a distributor of the Product acting in the capacity of a distributor).

“Term” means the period from the Closing Date until the earliest to occur of (a) the date that is 10 years after the First Commercial Sale in the United Sates, or (b) December 31, 2045.

Section 1.2. Additional Interpretations. Unless otherwise specified in this Agreement:

(a) Currency. Any reference in this Agreement to $ means U.S. dollars. Any amounts of cash that a Person is entitled to receive under this Agreement will be rounded down to the nearest cent.

(b) GAAP. Accounting terms as of any such time will have the respective meanings assigned to them in accordance with GAAP consistently applied with the methodologies, practices, classifications, judgments, estimation techniques, assumptions, and principles used by the Parent for SEC reporting purposes in effect as of such time.

(c) Calculation of Time Period.

(i) Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified.

(ii) Whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(iii) When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period will be excluded.

(d) Laws, Governmental Authorities, Persons. Any reference to any Law will be deemed also to refer to all rules and regulations promulgated thereunder unless the context requires otherwise. Any reference in this Agreement to (i) a specific rule, regulation, or section or subsection of any Law will be deemed to refer to any amendment or successor provision to such rule, regulation, or section or subsection of such Law, (ii) any Governmental Authority, will be deemed to refer to any successor to such Governmental Authority, and (iii) any Person includes the successors and permitted assigns of that Person.

(e) Subsidiaries. All references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(f) Gender and Number. Any reference to gender will include all genders, and words imparting the singular number only will include the plural and vice versa.

(g) Headings. The provision of a Table of Contents, Index of Defined Terms, the division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and will not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(h) Drafting.

(i) Mutual Drafting. The parties participated jointly in the negotiation and drafting of this Agreement and were represented by their own legal counsel in connection with the Transactions, with the opportunity to seek advice as to their legal rights from such counsel. In the event any ambiguity or question of intent or interpretation arises, this Agreement is to be construed as jointly drafted by the parties and no presumption or burden of proof is to arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement or by reason of the extent to which any such provision is inconsistent with any prior draft of this Agreement.

(ii) “Including”. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(iii) “Or”. The word “or” will be disjunctive but not exclusive.

ARTICLE 2. CONTINGENT VALUE RIGHTS

Section 2.1. CVRs. The CVRs represent the contractual rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement. The initial Holders will be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders will be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1.

Section 2.2. CVR Register; Registration; Transferability.

(a) List of Holders and the CVR Register.

(i) Parent will furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from the Paying Agent, the names and addresses of the Holders promptly upon the Acceptance Time or the Effective Time, as applicable.

(ii) The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs in a book-entry position for each Holder and transfers of CVRs as provided in this Agreement.

(iii) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is authorized to, and will promptly, record the change of address in the CVR Register.

(b) Book-Entry.

(i) The CVRs will not be evidenced by a certificate or other instrument.

(ii) With respect to CVRs that are to be issued to the holders of Company Shares held in book-entry form through DTC, the CVR Register will initially show one position for Cede & Co. (as nominee of DTC) representing all such CVRs. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs.

(c) Transfers.

(i) Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered, or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance, or disposal that is not a Permitted Transfer will be null and void.

(ii) Required Documentation for Permitted Transfers. Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder of such CVR, the Holder’s attorney duly authorized in writing, the Holder’s personal representative, or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent will in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if Parent so reasonably determines that it does so comply, Parent will instruct the Rights Agent in writing to register the transfer of the CVRs in the CVR Register and notify Parent of the same. No service charge will be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or charge that is imposed in connection with any such registration of transfer. The Rights Agent will have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid unless and until registered in the CVR Register.

Section 2.3. Payment and Related Procedures.

(a) If any Milestone occurs or is achieved during the Term, as determined by Parent, then, in each case, on or prior to the applicable Milestone Notice Date, Parent will deliver to the Rights Agent a notice indicating that the applicable Milestone occurred or was achieved (each, a “Milestone Notice”).

(b) In the event that Parent delivers a Milestone Notice under Section 2.3(a), then with respect to such Milestone and the Applicable Milestone Payment:

(i) Parent will promptly, and in any event within five Business Days after delivering such Milestone Notice:

(A) deposit with the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, in an amount equal to the aggregate amount necessary to pay the applicable Milestone Payment associated with such Milestone (each such applicable payment, the “Applicable Milestone Payment”) for the benefit of the Holders; and

(B) deliver to the Rights Agent a letter of instruction (the “Parent Payment Letter”) setting forth, at a minimum, the following:

(I) such Applicable Milestone Payment; and

(II) the portion of such Applicable Milestone Payment to be paid to each such Holder.

(C) Pay the applicable Advisory Fee by wire transfer of immediately available funds to an account designed by Advisor.

(ii) The Rights Agent will promptly, and in any event within 10 Business Days of receipt of such Milestone Notice, send each Holder at its registered address a copy of such Milestone Notice; it being understood that unless and until a Milestone Notice with respect to the applicable Milestone is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that no such event has occurred or has been achieved that would require the applicable Milestone Payment.

(c) Following receipt by the Rights Agent of the Applicable Milestone Payment deposit by Parent under Section 2.3(b)(i)(A), the Rights Agent will promptly, and in any event within ten Business Days after receipt of such deposit, pay the Applicable Milestone Payment to each Holder in accordance with Section 2.3(b)(i)(B) and the Parent Payment Letter (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Milestone Notice, or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Notice, by wire transfer of immediately available funds to the account specified on such instructions.

(d) With respect to any payments to be made under this Section 2.3, the Rights Agent will accomplish the payment to any former street name holders of the Company Shares by sending a lump sum payment to DTC and the Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders.

(e) Parent, its Affiliates (including the Surviving Corporation), and the Rights Agent (each a “Payor”) will be entitled to, and Parent will instruct the Rights Agent or its applicable Affiliate to, deduct or withhold from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations, or any other applicable Tax Law; provided, however, that such Payor will comply with the procedures set forth in the letter of transmittal with respect to any such deduction or withholding. To the extent any such amounts are so deducted or withheld and timely paid to the applicable Governmental Authority, such amounts will be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Holder to whom such amounts would otherwise have been paid, and to the extent and within the time period required by applicable Law, Parent will (or will instruct its applicable Affiliate or, other than with respect to any IRS Form W-2, the Rights Agent to) deliver to the Holder to whom such amounts would otherwise have been paid an applicable IRS Form 1099, an IRS Form W-2, or other reasonably acceptable evidence of such withholding. In no event will the Rights Agent have any duty, obligation or responsibility for wage or W-2 reporting with respect to Milestone Payments made to the Holders.

(f) Any funds delivered to the Rights Agent for payment to the Holders as Milestone Payments (including any interest or other amounts earned with respect thereto) that remain undistributed to the Holders on the date that is 12 months after the date of the applicable Milestone Notice will be delivered by the Rights Agent to Parent upon demand, and such Holders will thereafter look to Parent or the Surviving Corporation, as general creditors thereof, for any claim to the applicable Milestone Payments that such Holder may be entitled under this Agreement.

(g) None of Parent, the Rights Agent, or any of their Affiliates will be liable to any Holder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat, or similar Law. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Authority will become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(h) Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law (including Section 483 of the Code), the parties intend to treat, for all U.S. federal and applicable state and local income Tax purposes, the Milestone Payments received with respect to the Company Shares pursuant to the Merger Agreement (and not the receipt of CVRs) as additional consideration for the Company Shares pursuant to the Merger Agreement. Parent will (and will instruct the Rights Agent to) report for all Tax purposes in a manner consistent with the foregoing, including by instructing the Rights Agent to deliver to applicable Holders IRS Forms 1099-B with respect to the receipt of Milestone Payments, and none of the parties will take any position to the contrary on any U.S. federal and applicable state and local income Tax Return or for other U.S. federal and applicable state and local income tax purposes except as required by a change in applicable Law after the date of this Agreement, a closing agreement with an applicable Taxing authority, or a final judgment of a court of competent jurisdiction. Notwithstanding the foregoing, Parent will, and will instruct the Rights Agent and cause the Surviving Corporation to, report imputed interest with respect to the CVRs and the Milestone Payments pursuant to Section 483 of the Code.

Section 2.4. No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Affiliates.

Section 2.5. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor. Nothing in this Agreement will prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates will be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and ARTICLE 5 and ARTICLE 6. For the avoidance of doubt, any CVR that is abandoned or otherwise transferred to or acquired by Parent or any of its Affiliates in accordance with this Section 2.5 will remain outstanding and will be taken into account for purposes of the calculation of any amounts payable to Holders pursuant to Section 2.3 and the related definitions.

ARTICLE 3. THE RIGHTS AGENT

Section 3.1. Certain Duties and Responsibilities.

(a) Parent appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent will not have any liability for any actions taken, suffered, or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith, or willful or intentional misconduct.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights under this Agreement. The Rights Agent will be under no obligation to institute any Legal Proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent unless the Acting Holders (on behalf of the Holders) will furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision will not affect the power of the Rights Agent to take such action as the Rights Agent may consider proper, whether with or without any such security or indemnity. All rights of action of any or all Holders under this Agreement may be enforced by the Rights Agent, and any action, suit, or proceeding instituted by the Rights Agent will be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

Section 3.2. Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

(a) in the absence of bad faith, gross negligence, or willful misconduct on its part, the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering, or omitting any action under this Agreement, the Rights Agent may rely upon an Officer’s Certificate, which certificate will be full authorization and protection to the Rights Agent, and the Rights Agent will, in the absence of gross negligence, bad faith, or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered, or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection and will be held harmless by Parent in respect of any action taken, suffered, or omitted by it under this Agreement in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent will not be liable for or by reason of, and will be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by Parent only;

(g) the Rights Agent will have no liability and will be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery of this Agreement (except the due execution and delivery of this Agreement by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery of this Agreement by Parent); nor will it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits, or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any loss, liability, claim, demands, suits, or expense, unless such loss has been determined by a final non-appealable judgment of court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith, or willful or intentional misconduct;

(i) the Rights Agent will not be liable for any special, punitive, indirect, consequential, or incidental loss or damage of any kind whatsoever (including lost profits) arising out of any act or failure to act under this Agreement in the absence of gross negligence, bad faith, or willful or intentional misconduct on its part;

(j) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses, and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (including any Taxes imposed on it in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable, documented, and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties under this Agreement;

(k) notwithstanding anything to the contrary in this Agreement, Parent will not be required to indemnify, hold harmless, or reimburse the expenses of the Rights Agent in connection with any Legal Proceeding commenced by the Rights Agent against Parent; and

(l) no provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement or in the exercise of its rights if there will be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

Section 3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least 60 days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least 60 days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed, or becomes incapable of acting, Parent will, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who will be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent will fail to make such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within 10 Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, will not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed under this Agreement will execute, acknowledge, and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed, or conveyance, will become vested with all the rights, powers, trusts, and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts, and duties of the retiring Rights Agent.

ARTICLE 4. COVENANTS

Section 4.1. Communication Rights of the Holders.

(a) Holders of CVRs representing at least 5% of the outstanding CVRs may make a written request to Parent for a list containing the names, addresses and number of CVRs of the Holders that are registered with the Rights Agent, so long as such request is made in good faith to facilitate the rights of such Holder hereunder. The written request must be duly executed by such Holders and give a reasonably detailed description of the reason for such request and a form of communication which the requesting Holders wish to transmit. Within ten Business Days after receipt of a request that complies with the preceding sentence, Parent will submit a written request to the Rights Agent accompanied by the form of communication which the requesting Holders propose to transmit, the Rights Agent will elect to either:

(i) deliver to such requesting Holders all information in the possession or control of the Rights Agent as to the names and addresses of all Holders; or

(ii) inform such requesting Holders of the approximate number of Holders and the approximate cost of mailing or otherwise transmitting to all Holders the form of proxy or other communication, if any, specified in such written request.

(b) In the event the Rights Agent elects to provide the information specified Section 4.1(a)(ii), the Rights Agent will, upon the written request of the requesting Holders, mail or otherwise transmit to all Holders copies of the applicable form of proxy or other communication within five Business Days after the requesting Holders have provided to the Rights Agent the material to be mailed or otherwise transmitted and payment, or provision for the payment, of the reasonable expenses of such mailing or transmission.

Section 4.2. Books and Records. Parent will, and will cause its Subsidiaries to, keep true, complete, and correct records in sufficient detail to enable the calculation of Net Sales in any applicable calendar year during the Term.

Section 4.3. Further Assurances. Parent agrees that it will perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered, all such further and other acts, instruments, and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

Section 4.4. Notice and Audit Rights.

(a) If a Net Sales Milestone has not been achieved prior to the conclusion of the Term with respect to a given calendar year during the Term, Parent will deliver to the Rights Agent, within 95 days following the last day of such calendar year, a written notice indicating that the Net Sales Milestone was not achieved during such calendar year (a “Non-Achievement Notice”), as well as the Net Sales Statement for such calendar year and an Officer’s Certificate making a certification to that effect. The Rights Agent will promptly, and in any event within 10 Business Days of receipt of a Non-Achievement Notice, send each Holder at its registered address a copy of such Non-Achievement Notice and the Net Sales Statement for such calendar year.

(b) Upon the written request of the Acting Holders provided to Parent within the three month period following the date on which Parent delivers a Non-Achievement Notice and the applicable Net Sales Statement (the “Review Request Period”), Parent will permit one independent certified public accounting firm of nationally recognized standing mutually agreed upon by such Acting Holders and Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates pertaining to Net Sales as may be reasonably necessary to evaluate and verify Parent’s determination that no Net Sales Milestone was achieved during the applicable calendar year and prior to the conclusion of the Term; provided that such access will not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. Any fees charged by the Independent Accountant will be borne by Acting Holders.

(c) Each person seeking to receive information from Parent (including the Independent Accountant) in connection with a review pursuant to this Section 4.4 will enter into a reasonable confidentiality agreement with Parent or any of its Affiliates obligating such person to retain all such information disclosed to such person pursuant to this Section 4.4 (including any information provided to any such person by the Independent Accountant) in confidence pursuant to such confidentiality agreement.

(d) The audit rights set forth in this Section 4.4 may not be exercised by the Acting Holders more than once per calendar year with respect to the non-achievement of a Net Sales Milestone in the prior calendar year.

(e) Parent will not, and will cause its Affiliates not to, enter into any license of similar agreement with a Selling Entity (other than Parent or its Affiliates) with respect to rights to develop or commercialize the Product, or any purchase, sale, merger, exclusive license or similar agreement with any Purchaser, unless such agreement contains provisions that would allow Parent to comply with the requirements and provisions of this Section 4.4.

Section 4.5. Sole Discretion. Notwithstanding anything contained herein to the contrary, the development, marketing or sale of pharmaceutical products, such as the Product, is uncertain and expensive and as a result, Parent will have sole discretion and decision making authority over whether to continue to invest, how much to invest in the Product and whether and on what terms, if any, to enter into any agreement for the development, marketing or sale of the Product.

Section 4.6. No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that the other party, its Affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of its respective affiliates, officers, directors, or controlling Persons or to any Holder. The only obligations of Parent and the Rights Agent to each other and their affiliates and their respective officers, directors, and controlling Persons and to any Holder arising out of this Agreement are the contractual obligations expressly set forth in this Agreement.

Section 4.7. Confidentiality. The Rights Agent and Parent agree that all books, records, information, and data pertaining to the business of the other party, including, inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement will remain confidential, and will not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court, or governmental body of competent jurisdiction or is otherwise required by law or regulation, including SEC or Nasdaq rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

ARTICLE 5. AMENDMENTS AND TERMINATION

Section 5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, at any time and from time to time, may enter into one or more amendments to this Agreement, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent in this Agreement;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions, or provisions as Parent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders; provided, further, that in the case that such provision does adversely affect the interests of the Holders, but with no more than de minimis effect, such amendment will not require the consent of any Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any applicable state securities or “blue sky” laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) to evidence the assignment of this Agreement by Parent as provided in Section 7.5; or

(vi) any other amendments to this Agreement for the purpose of adding, eliminating, or changing any provisions of this Agreement, unless such addition, elimination, or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to abandon such Holder’s rights under this Agreement and transfer CVRs to Parent under Section 2.5.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment under Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments under Section 5.1 may be made without the consent of any Holder or the Rights Agent), with the consent of the Holders of not fewer than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating, or changing any provisions of this Agreement, even if such addition, elimination, or change is materially adverse to the interest of the Holders.

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3. Execution of Amendments. Prior to executing any amendment permitted by this ARTICLE 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own obligations, rights, powers, immunities, or duties under this Agreement or otherwise.

Section 5.4. Effect of Amendments. Upon the execution of any amendment under this ARTICLE 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

Section 5.5. Termination. This Agreement will be terminated and of no force or effect, the parties to this Agreement will have no liability under this Agreement (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the expiration of the Term, and (b) the termination of the Merger Agreement in accordance with its terms. Notwithstanding the foregoing, no such termination will affect any rights or obligations accrued prior to the effective date of such termination or Section 3.2, this Section 5.5, and ARTICLE 7, which will survive the termination of this Agreement, or the resignation, replacement, or removal of the Rights Agent.

ARTICLE 6. REMEDIES OF THE HOLDERS

Section 6.1. Suits by Holders. Except for the express rights of the Rights Agent set forth in this Agreement, including as set forth in Section 3.1(b), the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute a Legal Proceeding with respect to this Agreement, and no individual Holder or other group of Holders, nor the Rights Agent on behalf thereof, will be entitled to exercise such rights.

ARTICLE 7. GENERAL PROVISIONS

Section 7.1. Notices to Parent and the Rights Agent. All notices, requests, demands, and other communications to Parent or the Rights Agent under this Agreement will be in writing and will be deemed to have been duly given or made (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent designated for overnight delivery by an internationally recognized overnight air courier (such as DHL or Federal Express), two Business Days after dispatch from any location in the United States, (c) if sent by e-mail transmission before 5:00 p.m. Pacific Time on a Business Day, when transmitted and receipt is confirmed, (d) if sent by e-mail transmission on a day other than a Business Day or after 5:00 p.m. Pacific Time on a Business Day and receipt is confirmed, on the following Business Day, and (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands, and other communications are delivered to the address set forth below, or to such other address as either party will provide by like notice to the other party to this Agreement:

(a)	If to the Rights Agent, to:

[●]

[address]

Attention: [●] and [●]

Email: [●] and [●]

with a copy (which will not constitute notice) to:

[●]

[address]

Attention: [●] and [●]

Email: [●] and [●]

(b)	If to Parent, to:

Bausch Health Americas, Inc.

400 Somerset Corporate Blvd.

Bridgewater, NJ 08807

Attention: General Counsel

with a copy (which will not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention: Allison S. Ressler; Scott B. Crofton

Section 7.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise in this Agreement expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

Section 7.3. Entire Agreement. This Agreement (including any schedules, annexes, and exhibits to this Agreement), and the documents and instruments and other agreements between the parties to this Agreement as contemplated by or referred to in this Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 7.4. Severability. In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal, or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the CVRs is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the CVRs be effected as originally contemplated to the fullest extent possible.

Section 7.5. Successors and Assigns.

(a) Parent may assign, in its sole discretion and without the consent of any other Person, any or all of its rights, interests, and obligations under this Agreement to (i) one or more direct or indirect wholly owned Subsidiaries of Parent, or (ii) any purchaser of the Company and/or the Product in a Company Sale (each permitted assignee under clauses (i) or (ii), an “Assignee”); provided that (x) the Assignee agrees to assume and be bound by all of the terms and conditions of this Agreement, and (y) in the case of an assignment under subclause (ii), Parent remains directly and secondarily liable for the obligations of Assignee under this Agreement.

(b) This Agreement will be binding upon, inure to the benefit of, and be enforceable by Parent’s successors and each Assignee. Each of Parent’s successors and each Assignee will, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all of the CVRs and the performance of every obligation, agreement, and covenant of this Agreement on the part of Parent to be performed or observed.

(c) Unless a successor or assignee meets the requirements set forth in Section 3.3(b), the Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.5 will be void and of no effect.

Section 7.6. Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person (other than the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers, each of whom is intended to be, and is, a third party beneficiary under this Agreement) any rights or remedies of any nature whatsoever under or by reason of this Agreement provided, that Advisor is intended to be an express third party beneficiary of Section 2.3(b)(i)(C). The rights under this Agreement of the Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement, and any exercise of such rights by the Holders or their successors and assigns pursuant to Permitted Transfers will be subject, in all cases, to the other terms and provisions of this Agreement, including Section 6.1, Section 7.8 and Section 7.9.

Section 7.7. Governing Law. This Agreement, including any claims or causes of action (whether in contract, tort, or statute) that may be based upon, arise out of, or relate to this Agreement or the CVRs, or the negotiation, execution, or performance of this Agreement or thereof or the Transactions, will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 7.8. Consent to Jurisdiction.

(a) Each of the parties to this Agreement:

(i) (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 7.1 or in such other manner as may be permitted by applicable Law, and nothing in this Section 7.8 will affect the right of any party to serve legal process in any other manner permitted by applicable Law;

(ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware) in respect of any claim based upon, arising out of, or relating to this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof;

(iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court;

(iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried, and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware);

(v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and

(vi) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.

(b) Each of the parties agrees that a final judgment in any action or proceeding in such courts as provided above will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 7.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 7.10. Force Majeure. Notwithstanding anything to the contrary contained in this Agreement, none of the Rights Agent, Parent or any of its Subsidiaries will be liable for any delays or failures in performance of their obligations under this Agreement (other than an obligation to make a payment that is due and payable hereunder) to the extent and for so long as such delay or failure is resulting from acts beyond its reasonable control including, without limitation, acts of God, pandemics, epidemics, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor disputes, strikes, shortages, war or civil unrest (each, a “Force Majeure Event”); provided, however, that (i) the affected party will promptly notify the other parties in writing of the occurrence and expected duration of the Force Majeure Event and (ii) routine business risks such as shortage of supply, breakdowns or malfunctions of equipment or computer facilities, loss of data, labor disputes, or strikes will not constitute Force Majeure Events unless such events are themselves a result of a Force Majeure Event as defined herein.

Section 7.11. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment, will be effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

BAUSCH HEALTH AMERICAS, INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

(Signature Page to Contingent Value Rights Agreement)